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                                                      GENOMETRIX

                                                      2700 Research Forest Drive
                                                      The Woodlands, TX 77381

                                                      281.465.5000 tel
                                                      281.465.5002 fax

                                                      www.genometrix.com

February 26, 2001

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

      Re:  Genometrix Incorporated
           Registration Statement on Form S-1 (Registration No. 333-32584)
           ---------------------------------------------------------------

Dear Ladies and Gentlemen:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Genometrix Incorporated (the "Registrant") hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-1 (Registration No. 333-32584), together with all exhibits and amendments thereto (the "Registration Statement"). The Registrant is requesting such withdrawal because of unfavorable market conditions that would adversely affect the offering of the shares of common stock, par value $.0001 per share, covered by the Registration Statement. No securities were sold or will be sold under the Registration Statement.

     The Registrant further requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the above-captioned Registration Statement in the following manner: "Withdrawn upon the request of the Registrant, the Commission consenting thereto."

     Please address any questions you may have to Stanford N. Goldman, Jr., Esq. or Katherine M. Comer, Esq. at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, Massachusetts 02111, telephone number (617) 542-6000, facsimile number (617) 542-2241.

     Thank you for your assistance with this matter.

                                   GENOMETRIX INCORPORATED


                                   By: /s/ David E. Jorden
                                      ------------------------------------------
                                      David E. Jorden
                                      Vice President and Chief Financial Officer

cc:  Jeffrey P. Riedler, Esq.
     N. Sean Harrison, Esq.
     Securities and Exchange Commission

     Stanford N. Goldman, Esq.
     Katherine M. Comer, Esq.
     Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

     Frederick Frank
     Lehman Brothers Inc.

     Doug Braunstein
     Chase Securities Inc.

     David R. Volk
     Dain Rauscher Incorporated

     E. James Streator, III
     Thomas Weisel Partners LLC

     Gerald J. Kehoe
     Bingham Dana LLP